Exhibit 8.

LIST OF SUBSIDIARIES OF ČEZ, a. s.
AS OF DECEMBER 31, 2002

The following table sets forth an overview of our equity interests in other companies as of December 31, 2002:

Company	Country of Incorporation	Registered Capital[1] CZK '000	ČEZ's Interest in %
Shareholdings over 50%:			
ČEPS, a.s.[2]	Czech Republic	17,855,733	100.00
ČEZ ENERGOSERVIS spol. s r.o.	Czech Republic	6,032	100.00
CEZTel, a.s.	Czech Republic	1,000	100.00
CEZ FINANCE B.V.	The Netherlands	574	100.00
HYDROČEZ, a. s.	Czech Republic	412,798	100.00
Energetické opravny, a. s.	Czech Republic	40,000	100.00
I & C Energo s.r.o.	Czech Republic	45,000	100.00
ČEZnet, a.s.	Czech Republic	122,000	100.00
rpg Energiehandel GmbH	Germany	9,480	100.00
AB Michle s.r.o.	Czech Republic	420,100	99.99
OSC, a.s.	Czech Republic	13,900	66.67
KOTOUČ ŠTRAMBERK, spol. s r.o.	Czech Republic	569,259	64.87
Ústav jaderného výzkumu Řež a.s	Czech Republic	524,139	52.46
LOMY MOŘINA, s.r.o.	Czech Republic	333,000	51.00
SIGMA - ENERGO s.r.o.	Czech Republic	4,014	51.00
Shareholdings of 20% - 50%:			
GAPROM, s.r.o. [3]	Czech Republic	12,000	50.00
JVCD, a.s.	Czech Republic	100,000	49.00
KNAUF POČERADY, spol. s.r.o.	Czech Republic	452,350	40.00
Severočeské doly a.s.	Czech Republic	8,997,530	37.21
ESE, s.r.o.	Czech Republic	10,000	34.00
VLTAVOTÝNSKÁ TEPLÁRENSKÁ a.s.	Czech Republic	58,820	34.00
ŠKODA PRAHA a.s.	Czech Republic	557,524	29.80
Coal Energy, a.s.	Czech Republic	50,000	20.00
Other :[4]			
Jihočeská energetika, a.s.	Czech Republic	1,916,408	0.01
Jihomoravská energetika, a.s.	Czech Republic	3,531,570	1.81
Severočeská energetika, a.s.	Czech Republic	3,257,667	2.95
Severomoravská energetika, a.s.	Czech Republic	3,407,265	10.43
Východočeská energetika, a.s.	Czech Republic	2,549,544	0.45

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(1)   This table sets forth the amount of the registered capital as indicated on the share registry as of December 31, 2002.
(2)   On April 1, 2002, we sold 66% of our shares in ČEPS, a.s. (see "Material Contracts" on page 57 of the Annual Report).
(3)   Currently in liquidation.
(4)   We have acquired minority interests in six out of eight REAS, our major customers. These interests were purchased at the direction of the National Property Fund, our majority shareholder. On April 1, 2003, we acquired further shares in these and other REAS (see "Material Contracts" on page 57 of the Annual Report).